Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	1999	2000	2001	2002	2003
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$945	$978	$651	$(27)	$847
Plus:
Fixed charges exclusive of capitalized interest	164	217	208	168	153
Amortization of capitalized interest	10	10	10	11	10
Adjustments for equity affiliates	16	20	26	6	3

Total	$1,135	$1,225	$895	$158	$1,013

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$133	$177	$169	$128	$107
Rentals - portion representative of interest	31	40	39	40	46

Fixed charges exclusive of capitalized interest	164	217	208	168	153
Capitalized interest	11	16	13	5	3

Total	$175	$233	$221	$173	$156

Ratio of earnings to fixed charges	6.5	5.3	4.0	—	6.5

Deficiency of earnings to fixed charges	$—	$—	$—	$(15)	$—